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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company (Issuer))

NOSARA HOLDINGS LTD.
PETRO-CANADA
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)

135231-10-8
(CUSIP Number of Class of Securities)

Andrew J. Beck, Esq.
Torys LLP
237 Park Avenue, New York, New York 10017
212-880-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation $112,895,578*	Amount of Filing Fee $12,080*

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $12,080 Form or Registration No.: Schedule TO	Filing Party: Nosara Holdings Ltd., Petro-Canada Date Filed: May 15, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*
Estimated for purposes of calculating the filing fee only. The Transaction Valuation is the product of 15,052,770 (which includes 556,605 outstanding stock options for) common shares of Canada Southern Petroleum Ltd. ("Issuer") and the tender offer consideration of U.S. $7.50 per common share in cash. The maximum number of Issuer securities to be acquired in the tender offer is based on Issuer's outstanding share capital as of April 21, 2006 as set forth in its Information Circular dated April 21, 2006 which was attached to a Form 6-K filed by Issuer with the United States Securities and Exchange Commission on April 24, 2006.

TABLE OF CONTENTS

Explanatory Note
Item 12. Exhibits.
Exhibit Index
Exhibit (a)(5)(xix)	Press Release dated June 20, 2006

EXPLANATORY NOTE

        This Amendment No. 4 amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on May 15, 2006, by Nosara Holdings Ltd., a corporation incorporated under and governed by the laws of Alberta, and Petro-Canada, a corporation incorporated under the Canada Business Corporations Act (together, the "Offeror"), relating to the offer by the Offeror to purchase all outstanding common shares (the "Shares") of Canada Southern Petroleum Ltd. (the "Issuer") at a price of US$7.50 per Share. The offer by the Offeror is only to purchase the Shares and is not made for any options, warrants or other rights to acquire Shares.

        The offer is subject to the terms and conditions set forth in the Offer to Purchase and Circular dated May 15, 2006 (the "Offer and Circular") as amended by the Notice of Variation dated June 9, 2006 (the "Notice of Variation"). The Offer and Circular and the related Letter of Acceptance and Transmittal, Notice of Guaranteed Delivery and Notice of Variation, copies of which were filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii), (a)(1)(iv) to the Schedule TO, constitute the "Offer".

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented with the addition of the following exhibit:

(a)(5)(xix)	Press Release dated June 20, 2006

SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006	NOSARA HOLDINGS LTD.

	By:	/s/ W.A. (ALF) PENEYCAD
		Name:	W.A. (Alf) Peneycad
		Title:	Vice President and General Counsel

PETRO-CANADA

	By:	/s/ W.A. (ALF) PENEYCAD
		Name:	W.A. (Alf) Peneycad
		Title:	Vice President, General Counsel and Chief Compliance Officer

EXHIBIT INDEX

Exhibit No.
(a)(5)(xix)	Press Release dated June 20, 2006

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TABLE OF CONTENTS
EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX